

<u>Via U.S. Mail</u>
Mr. Peter Currie
Executive Vice President and Chief Financial Officer
Nortel Networks Corporation
8200 Dixie Road, Suite 100
Brampton, Ontario, Canada L6T 5P6

                                        March 19, 2007

RE: **Nortel Networks Corporation**
           Form 10-K for the fiscal year ended December 31, 2005, as amended
           Filed April 28, 2006
           File No. 1-07260

Dear Mr. Currie:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director